Filing by Luxottica Group S.p.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Luxottica Group S.p.A.
Commission File No.: 001-10421

February 10, 2017

The following is an English translation of an article appearing in the Italian magazine Asta la Vista:

LUXOTTICA AND ESSILOR, A NEW GLOBAL PLAYER IN THE EYEWEAR MARKET

Read the message to employees from our Chairman, Leonardo Del Vecchio: “This is the achievement of a life-time dream. With the announcement of our agreement with Essilor, we prepare ourselves to take a major step forward in the achievement of our vision: offering a product where integration between frames and lenses is the main reason for its success.”

On Monday January 16, Delfin, the majority stakeholder in the Luxottica Group, and Essilor (the world’s leading ophthalmic optics company) announced they had signed an agreement designed to create an integrated player in the eyewear industry. The marriage between Luxottica and Essilor would allow them to create a new group which would stand in an outstanding position to propose a comprehensive offering combining a strong brand portfolio, global distribution capabilities and complementary expertise in ophthalmic lenses, prescription frames and sunglasses.

“With this agreement my dream to create a major global player in the eyewear industry, fully integrated and excellent in all its parts, comes finally true. Finally, after fifty years, two products which are naturally complementary, namely frames and lenses, will be designed, manufactured and distributed under the same roof,” said Leonardo Del Vecchio, Chairman of Delfin and Executive Chairman of Luxottica Group”, as he announced the deal.

Massimo Vian, CEO Product and Operations, described the deal as a fundamental page in the story of our company: “We now have extraordinary opportunities to grow. It is a future not yet written that hinges on research and development, creativity, wealth of expertise and know-how.  I am sure that you will seize this opportunity and play an active role in this very exciting challenge.  Today, the best way to contribute to this new development phase is to remain focused on the execution of our business projects.”

WHO IS ESSILOR

The world’s leading ophthalmic optics company, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Its mission is to improve lives by improving sight. To support this mission, Essilor allocates more than €200 million to research and innovation every year, in a commitment to continuously bring new, more effective products to market. Its flagship brands are Varilux®, Crizal®, Transitions®, Eyezen™, Xperio®, Foster Grant®, Bolon™ and Costa®. It also develops and markets equipment, instruments and services for eyecare professionals. Essilor reported consolidated revenue of more than €6.7 billion in 2015 and employs 61,000 people worldwide. It markets its products in more than 100 countries and has 32 plants, 490 prescription laboratories and edging facilities, as well as five research and development centers around the world. “By joining forces today, these two international players can now accelerate their global expansion to the benefit of customers, employees and shareholders as well as the industry as a whole,” said Hubert Sagnières, Chairman and CEO of Essilor.

MESSAGE TO EMPLOYEES FROM CHAIRMAN LEONARDO DEL VECCHIO

Hello everyone,

I am very pleased to share with you today the achievement of a life-time dream, namely the creation of a global and integrated player in the eyewear market. Together with Essilor, the world’s leading ophthalmic optics company, we have decided to write a new chapter in the history of our companies.

We wish to integrate the excellence of design and the prestige of our brands with the technology of both Luxottica’s sun lenses and Essilor’s ophthalmic lenses. Together, we will offer opticians and end consumers top quality products and services, unrivaled on the market.

The Luxottica of today, after the recent reorganizations and strategic refocusing, is a Company which is strong in all markets and with a simple, efficient and fast decision-making process, thanks to the contribution of you all.

With the announcement of this operation, we prepare ourselves to take a major step forward in the achievement of our vision: offering a product where integration between frames and lenses is the main reason for its success.

Luxottica and Essilor will join their forces and the immeasurable value of their cultures, people and skills with the unique intent of increasingly serving our clients and consumers better. Even the natural synergies which will be generated will have as a main goal that of favoring the entire value chain and opticians, who have always been an essential element of our success.

Right from the start, I wish to reassure you that all decisions were taken in the common interest of all stakeholders and, above all, with the intent of creating a European champion that keeps its Italian roots strong.

We will continue to invest in Italy and in all our relevant markets, developing our excellence in the field of production and distribution.

I want to thank all of you for contributing to the success of our Company. I encourage you to look ahead with enthusiasm into this new chapter that enhances our plans for continued growth.

I wish you the best for your work.

Leonardo del Vecchio

Executive Chairman Luxottica Group

QUOTE BY LUIGI FRANCAVILLA

“This is an exceptional, important deal, a major deal, as we fulfilled our dream. That goal has now been reached, so this is certainly a historic step.”

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Forward Looking Statements

This article includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International and Luxottica Group (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements on this article concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Luxottica cautions investors that any forward-looking statements made by Luxottica are not guarantees of future performance. Luxottica disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This article does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. This article should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, (A) Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents and (B) Luxottica intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16. The solicitation/recommendation statement, when filed, may also be obtained free of charge from Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team at +33 (02) 8633 4870/InvestorRelations@luxottica.com.